Clarity Consulting Corporation

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Clarity Consulting Corporation

We have reviewed the accompanying financial statements of Clarity Consulting Corporation (the company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Clarity Consulting Corporation (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 29, 2024

Clarity Consulting Corporation
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note		2023		2022
Assets					
Current Assets					
Cash and cash equivalents	1.g	$	75,856	$	3,619
Receivables	1.h		4,840		-
Prepaid expenses			3,000		2,215
Employee advances			9,250		-
Total Current Assets			92,946		5,834
Noncurrent Assets					
Property, plant, and equipment, net	2		44,611		-
Related party loans, noncurrent	4		50,000		50,000
Intangible assets, net	5		186,978		173,049
Total Noncurrent Assets			281,589		223,049
Total Assets			374,535		228,883
Liabilities & Stockholders' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses	3		300,158		307,432
Debt, current	6		4,514		-
Income tax liabilities, current	1.f		22,230		22,577
Total Current Liabilities			326,902		330,009
Noncurrent Liabilities					
Debt, noncurrent	6		34,099		-
Total Noncurrent Liabilities			34,099		-
Total Liabilities			361,001		330,009
Stockholders' Equity	7				
Common stock, authorized 20,000,000 shares; 12,259,973 and 11,354,185 shares issued and outstanding at December 31, 2023 and 2022, respectively; $0.025 par value per share			306,499		283,855
Additional paid-in capital			406,876		117,520
Accumulated Deficit			(699,841)		(502,501)
Total Stockholders' Equity			13,534		(101,126)
Total Liabilities & Stockholders' Equity		$	374,535	$	228,883

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Clarity Consulting Corporation
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	8	$ 573,590	$ 480,458
Operating Expenses			
Salaries, payroll taxes and benefits		433,329	371,490
Research and development of software	1.k	187,516	5,000
Communications and information technology		29,796	24,127
Office supplies		27,616	18,974
Travel		17,214	9,793
Legal and other professional fees and services		11,115	3,758
Automobile		10,993	11,721
Bad debt expense		9,814	4,325
Other operating expense		7,992	9,936
Rent		7,777	8,216
Memberships and licenses		3,479	2,339
Insurance		2,995	1,082
Repairs and maintenance	1.o	1,850	-
Training		1,556	849
Charitable contributions and donations		1,500	1,915
Advertising and promotion	1.n	1,000	-
Depreciation		1,102	-
Goodwill and intangible asset amortization		14,082	12,190
Total Operating Expenses		770,726	485,715
Operating Income (Loss)		(197,136)	(5,257)
Other Income (Expense)			
Interest income		43	1
Interest expense		(247)	-
Total Other Income (Expense)		(204)	1
Net Income (Loss)		$ (197,340)	$ (5,256)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Clarity Consulting Corporation

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2023 and 2022

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	11,261,060	$ 281,527	$ 44,848	$ (497,245)	$ (170,870)
Net income (loss)	-	-	-	(5,256)	(5,256)
Issuance of common stock	93,125	2,328	72,672	-	75,000
Balance at December 31, 2022	11,354,185	283,855	117,520	(502,501)	(101,126)
Net income (loss)	-	-	-	(197,340)	(197,340)
Issuance of common stock	905,788	22,644	289,356	-	312,000
Owner contributions	-	-	-	-	-
Balance at December 31, 2023	12,259,973	$ 306,499	$ 406,876	$ (699,841)	$ 13,534

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Clarity Consulting Corporation
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (197,340)	$ (5,256)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	15,184	12,190
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(4,840)	(1,337)
Related party receivables	-	(50,000)
Prepaid expenses	(785)	-
Other assets	(9,250)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(7,274)	(8,582)
Income tax payable	(347)	-
Net Cash Provided by (Used in) Operating Activities	(204,652)	(52,985)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(45,713)	-
Purchase of intangible assets	(28,012)	(20,975)
Net Cash Provided by (Used in) Investing Activities	(73,725)	(20,975)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	38,614	-
Proceeds from issuance of common stock	312,000	75,000
Net Cash Provided by (Used in) Financing Activities	350,614	75,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	72,237	1,040
Cash, cash equivalents, and restricted cash at beginning of year	3,619	2,579
Cash, Cash Equivalents, and Restricted Cash at End of Year	75,856	3,619

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	247	-
Income taxes	$ 347	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Clarity Consulting Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Clarity Consulting Corporation (the Company) has historically been a governmental financial consulting firm serving the Municipal Utility District (MUD) market in Texas, specifically, in the Greater Houston area. MUDs are created to provide water and wastewater services to keep up with expanding economic growth in the area. The focus of the Company shifted when it acquired the personnel and intellectual property to develop a line of cybersecurity products, named Constant Guardian®, which is designed to protect critical infrastructure from cyber-attacks. The Company's initial test market is aimed at the MUD market in the state of Texas as the systems are often antiquated and vulnerable to various cyber-attacks.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

Clarity Consulting Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

For the years ended December 31, 2023, and 2022 the Company had Net Operating Loss carryforwards and reserves as follows:

	2023	2022
Net Operating Loss Carryforwards	$ 220,000	$ -
Valuation Allowance	$ (220,000)	$ -
Net Provision for income tax	-	-

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Receivables

The Company provides an allowance for losses on trade receivables based on a review of the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management's assessment of the collectability of existing specific accounts. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2023 and 2022 the Company determined that there were no uncollectible accounts and accordingly did not have an allowance for doubtful accounts.

The Company recorded bad debt expense of $9,814 and $4,325 for the years ended December 31, 2023 and 2022, respectively.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Clarity Consulting Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Vehicles	5 years
Equipment, furniture and fixtures	5 years

j. Intangible assets

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the intangible assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles assets that have an indefinite live are not amortized, but rather are tested for impairment annually or if events or a change in circumstance have occurred that indicate possible impairment. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized.

k. Costs of computer software development

Initial costs of computer software development are charges to operations as research and development expenses prior to the development of a detailed program design or a working model. Thereafter, the company capitalizes the direct costs and allocated overhead associated with the development of software products. Costs incurred subsequent to the product release, and research and development under contract are charged to operations. Capitalized costs are amortized over the estimated product life on the straight-line basis.

As of December 31, 2023 the Company's software had not yet reached technological feasibility and thus all expenses incurred are recorded as research and development costs.

l. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and intangible assets, which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2023, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

m. Revenue recognition

Clarity Consulting Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues from financial services are typically billed under a monthly flat fee rate, plus an hourly rate for supplementary services. The Company recognizes revenues under these contracts as services are performed and earned.

n. Advertising expenses

Advertising and promotional costs are expensed as incurred.

o. Repairs and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

Clarity Consulting Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	2023	2022
Vehicles	$ 43,161	$ -
Equipment, furniture and fixtures	2,552	-
Total Cost	45,713	-
Total Accumulated Depreciation	(1,102)	-
Property, plant, and equipment, net	$ 44,611	$ -

Depreciation expense was $1,102 and $0 for the years ended December 31, 2023 and 2022, respectively.

3. Accounts payable and accrued liabilities

Accounts payable consist of the following:

	2023	2022
Trade accounts payable	$ 300,001	$ 307,432
Accrued expenses	157	-
Total	$ 300,158	$ 307,432

4. Related party transactions

Paul Williams, Chief Technology Officer of Clarity Consulting Corporation, has a loan from the company in the amount of $50,000. The loan was dated July 13, 2022 and has an interest rate in the amount of 2.75%. Interest did not begin accruing until October 11, 2022.

5. Intangible assets

A summary of the Company's intangible assets is provided below:

	Average Life (Years)	Cost	Accumulated Amortization & Impairment	Net Balance 2023
Patents and other intellectual property	13 - 17	$ 243,057	$ (48,126)	$ 182,740
Domain names	15	4,310	(72)	4,238
Total		$ 247,367	$ (48,198)	$ 186,978

Amortization of intangible assets was $14,082 and $12,190 for the years ended December 31, 2023 and 2022, respectively. Estimated amortization expense for each of the five succeeding fiscal years is:

2024	$	16,500
2025		16,500
2026		16,500
2027		16,500
2028		16,500
Total	$	82,500

6. Debt

Long-term debt consists of the following:

		2023		2022
Vehicle loan payable, interest at 11.14% per annum, repayable in annual payments of $9,012 including interest, due December 2029, secured by vehicle	$	38,613	$	-
Less: current portion		(4,514)		-
Long-term portion of debt	$	34,099	$	-

Principal repayments on long-term debt over the next five years are as follows:

2024	$	4,514
2025		5,477
2026		6,119
2027		6,837
2028		7,639
Subsequent		8,027
Total	$	38,613

7. Stockholders' equity

Under the Company's Articles of Incorporation, the Company is authorized to issue 20,000,000 shares

Clarity Consulting Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

of Common Stock at a par value of $0.025 per share. As of December 31, 2023 and 2022 there were 12,259,973 and 11,354,185 shares issued and outstanding, respectively.

8. Revenue

Revenues consist of the following:

	2023	2022
Financial consulting services	$ 556,790	$ 455,214
Executive management consulting	13,300	3,200
Cybersecurity/ IT consulting	3,500	22,044
Total Revenues	$ 573,590	$ 480,458

9. Subsequent events

The Company has obtained a verbal commitment and a budget allocation for the first purchase of Constant Guardian to deploy at a local MUD. Onsite deployment is scheduled for May 2024.

Management evaluated all activity of the Company through April 29, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.